Legg Mason Partners Governement Securities Fund

Item 77M - Mergers


Effective at the close of business on February 2, 2007, the Fund acquired the assets and certain liabilities of the Legg Mason Partners U.S. Government Securities Fund pursuant to a plan of reorganization approved by Legg Mason Partners U.S. Government Securities Fund shareholders on December 28, 2006. Total shares issued by the Fund and the total net assets of the Legg Mason Partners U.S. Government Securities Fund and the Fund on the date of the transfer were as follows:

Acquired Fund: Legg Mason Partners U.S. Government Securities Fund

Shares Issued by the Fund: 40,427,813

Total Net Assets of the Legg Mason Partners
U.S. Government Securities Fund: $389,474,563

Total Net Assets of the Fund: $567,017,652

The total net assets of the Legg Mason Partners U.S. Government Securities Fund before acquisition included unrealized depreciation of $2,131,447, accumulated net realized loss of $12,566,651 and overdistributed net investment income of $10,574. Total net assets of the Fund immediately after the transfer were $956,492,215. The transaction was structured to qualify as a tax-free reorganization under the Internal Revenue Code of 1986, as amended.